UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COMMISSION FILE NUMBER 000-51710

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:

[ X ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended December 31, 2008

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CROSS CANYON ENERGY CORP.
Full Name of Registrant

Former Name if Applicable
6630 Cypresswood Drive, Suite 200
Address of Principal Executive Offices (Street and Number)
Spring, Texas 77379
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On February 13, 2009, Cross Canyon Energy Corp. (the "Company") filed a Current Report on Form 8-K with the SEC indicating that 1) the Company has changed its fiscal year-end from June 30th to December 31st and 2) within 90 days of the filing date of the Current Report on Form 8-K, it would file a Transition Report on Form 10-K covering the transition period ended December 31, 2008, which report is occasioned by the change of the Company's fiscal year end.

    The Transition Report will include: (a) with respect to the Company, (i) balance sheets as of December 31, 2008 (audited) and December 31, 2007 (unaudited), and (ii) statements of operations, changes in stockholders’ equity and cash flows for the 6-month transition period from July 1, 2008 through December 31, 2008 (audited) and the corresponding six months ended  December 31, 2007 (unaudited); and (b) with respect to Voyager Gas Corporation, as our predecessor following our acquisition thereof on September 2, 2008: (i) balance sheets as of September 2, 2008 (audited) and September 2, 2007 (unaudited), and (ii) statements of operations, changes in stockholders’ equity and cash flows for the period from January 1, 2008 through September 2, 2008 (audited) and the period from January 1, 2007 through September 2, 2007 (unaudited).

    As a result of its recently announced change in fiscal year-end and the requirement to provide audited financial statements of the Company as of and for the 6-month transition period from July 1, 2008 through December 31, 2008, and with respect to Voyager Gas Corporation as of and for the period from January 1, 2008 through September 2, 2008, the Company has not completed these audits and requires additional time to finalize the audits and file its Transition Report on Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carl A. Chase	(832)	559-6060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes [ ] No

    The Transition Report on Form 10-K will reflect the Voyager Gas Corporation acquisition completed on September 2, 2008, and prior historical finacial statements presented in the Transition Report shall include: (a) with respect to the Company, (i) audited balance sheets as of June 30, 2008 and 2007, and (ii) statements of operations, changes in stockholders’ equity and cash flows for the two years ended June 30, 2008 and 2007; and (b) with respect to Voyager Gas Corporation, as our predecessor (i) audited balance sheets as of December 31, 2008 and 2007, and (ii) statements of operations and cash flows for the two years ended December 31, 2008 and 2007.

If so, attach an explanation of the anticipated change, both narratatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cross Canyon Energy Corp.
(Name of Registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Carl A. Chase
Carl A. Chase, Principal Financial and Accounting Officer